

July 19, 2011

Via Facsimile
Mr. Joseph P. Macaluso
Chief Financial Officer
Tel-Instrument Electronics Corp
728 Garden Street
Carlstadt, New Jersey 07072

> Re: **Tel-Instrument Electronics Corp**
> **Form 10-K for the Year Ended March 31, 2011**
> **Filed June 29, 2011**
> **File No. 001-13651**

Dear Mr. Macaluso:

We have reviewed your filing and your response dated June 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Critical Accounting Policies, page 17

– Income Taxes, page 18

1.   We note your responses to prior comments 1 and 4 from our letter dated May 31, 2011. In future filings, please expand your discussion of income taxes in your critical accounting policies section to provide greater discussion of the items discussed in Section

V of SEC Release 33-8350. Specifically, expand your disclosures to address the following:

- Discuss why your accounting estimates or assumptions relating to deferred income taxes bear the risk of change.

- Provide analysis of factors such as how you arrived at your estimates, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. In this regard, your discussion should address the delays in prior years that have caused your estimates in prior years to be incorrect.

- Analyze how the estimates and assumptions are sensitive to change. Discuss other outcomes that are reasonably likely to occur and would have a material effect. For example, discuss how failure to achieve the revenue results in your projections would impact the ultimate realization of the assets.

Financial Statements and Supplementary Data, page 20

Note 19. Fair Value Measurements, page 47

2.   We note your response to prior comment 5. You state that as of December 31, 2010, you only utilized the volatility from January 1, 2010 through December 31, 2010 because you believed that was more representative of the future. In the current filing, you disclose that you utilized the most recent twelve months ended March 31, 2011 in determining the volatility. Please explain why you did not use the volatility from January 1, 2010 through March 31, 2011 in estimating the volatility for the warrant liability. Quantify for us how your results would have differed had you utilized the 15-month period rather than the most recent 12-month period.

3.   Further to the above, please revise your disclosures in future filings to explain in detail how your accounting is consistent with the guidance in paragraphs 718-10-55-36 through 41 of the FASB Accounting Standards Codification. In addition, please also revise your disclosures in the "Critical Accounting Policies" section of MD&A to discuss this significant estimate and assumption and quantify how use of different volatility rates would impact your balance sheet (warrant liability) and your income statement (change in fair value of common stock warrants).

Note 20. Litigation, page 49

4.   We note your disclosures here related to the legal proceedings with Aeroflex Wichita, Inc. For any unrecognized contingencies whereby an accrual has not been made because the conditions in paragraph 450-20-25-2 of the FASB Accounting Standards Codification have not been met or an exposure to loss exists in excess of the amount accrued, please

revise future filings to disclose an estimate of the possible loss or range of loss. Refer to paragraph 450-20-50-4 of the FASB Accounting Standards Codification.

Item 9A. Controls and Procedures, page 52

Management's Report on Internal Control over Financial Reporting, page 52

5.   We note that you continue to disclose that management's assessment of internal control over financial reporting is based on "the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control over Financial Reporting." As noted in our prior comment 5 in our letter dated February 28, 2011, this is not an acceptable framework as set forth in SEC Release 33-8810. Specifically, the guidance you reference is not an actual framework for evaluation, but instead provides guidance on how small companies can utilize the framework set forth in Committee of Sponsoring Organizations of the Treadway Commission's "Internal Control – Integrated Framework." Please clarify for us the actual framework that you utilized in your evaluation of internal control over financial reporting. Further, please revise future filings to specifically indicate the actual framework management utilized. In this regard, you may indicate if true that you carried out your evaluation based on criteria of the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework while utilizing the additional guidance contained in the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control over Financial Reporting - Guidance for Smaller Public Companies.

     You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kevin L. Vaughn

                                        Kevin L. Vaughn
                                        Accounting Branch Chief